TYPHOON RESOURCES CORP.

October 4, 2011

Ajay Koduri

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

Typhoon Resources Corp.

Amendment No. 1 to Registration Statement on Form S-1

Filed April 14, 2011

File No. 333-172675

Dear Mr. Koduri:

Typhoon Resources Corp., a Nevada corporation (the “Company”), has received and reviewed your letter of April 21, 2011, pertaining to the Company’s Amended Registration Statement on Form S-1 (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”) on April 14, 2011.

Specific to your comments, our responses below are in addition to those filed via the Edgar system:

FORM S-1

The following numbered responses correspond to those numbered comments as set forth in the comment letter dated April 21, 2011.

Directors, Executive Officers, Promoters and Control Persons, page 23

1.

We note your response to comment 11 from our letter dated March 29, 2011.  We do not agree that Amelia Investments is not a promoter.  Rule 405 broadly defines a promoter as someone who, acting alone or in conjunction with one or more other persons, directly or indirectly takes initiative in founding and organizing the business or enterprise.  As your response acknowledges, Amelia was the sole provider of cash necessary to finance our start-up operations, including securing your domain name.  Revise to provide all of the disclosure required by Item 401 of Regulation S-K.

RESPONSE:   Amelia Investments, acting as an angel investor, provided start-up capital to the Company, beyond that, Amelia Investments has had no influence or control, directly or indirectly, over the Company.  Further, Amelia Investments has no direct, or indirect, control over those expenses and invoices that are paid from funds advanced by Amelia Investments.  We believe that in order for Amelia Investments to have taken the initiative in “founding and organizing" the business there would have to have been some action beyond simply writing a check.

Initially, Mr. Dang determined that, due to the limited amount of financing available to start-up companies in today's economic climate, the best way to use the funds provided by Amelia Investments was to register the subject offering thereby registering additional equity for direct sale by the Company which, in turn, will be used to finance our operations. Mr. Dang believes that this use of the funds provided by Amelia Investments was in the best long-term interest of the Company. We do not believe this gives rise, in any way, to the conclusion that Amelia Investments is somehow controlling the operations of the Company, i.e. "founding and organizing" the business.

We firmly believe that Amelia Investments is not a promoter as: i) they have not taken any part in founding or organizing the Company; and, ii) any consideration Amelia Investments may receive is solely due to the capital they have provided to the Company in exchange for the Company issuing notes payable to Amelia Investments.

1

409-3187 Shelbourne St.

Victoria, British Columbia

V8T3A6, Canada

Amelia Investments' status as a passive investor has been well-established in the Filing and our previous responses, and that there has been significant disclosure pertaining to this fact.  To be certain, Amelia Investments has no influence or control over the actions or direction of the Company, and, therefore, could not have taken the initiative in "founding and organizing" the business, both of which are the sole responsibility of Mr. Dang. In fact, we note the following disclosure set forth in the Filing:

(a)   On Page 9, there is a risk factor stating that our future success will depend, among other factors listed in the Filing, on the continued service of the undersigned;

(b)   On Page 9, there is a risk factor that describes the direct link between our success and the time devoted by the undersigned; and

(c)   The Description of Business section describes our Company headquarters as being located in Victoria, British Columbia, not the Country of Ireland where Amelia Investments is located.

Again, Amelia Investments has simply provided capital to help finance the Company’s start up operations, and has not otherwise taken part in any aspect of the Company, from founding the Company to its organization and operations.  Other than repayment of any funds advanced, Amelia Investments has no financial or other economic interest in the Company whatsoever.  Based on each of the foregoing facts, including the location of our proposed operations, the fact that the undersigned makes all decisions for the Company, the success of the Company being contingent on the continued service and time devoted by the undersigned and the fact that Amelia Investments simply provided capital and has no influence whatsoever over any decision made by the Company, Amelia Investments most certainly does not fall within the scope of the definition of a promoter as set forth in Rule 405.

Financial Statements, page F-1

2.

 Please update your financial statements in your next amendment.

RESPONSE: We have revised the Filing to include updated financial statements.

In connection with the Company’s responding to the comments set forth in the April 21, 2011 letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

Typhoon Resources Corp

/s/ Gaurav Dang

By: Gaurav Dang

Title:  President and Chief Executive Officer

2

409-3187 Shelbourne St.

Victoria, British Columbia

V8T3A6, Canada